2 December 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Change in substantial holding for Geodynamics Limited (Form 604), lodged with the Australian Stock Exchange on 2 December 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Katrina Rees
Assistant Secretariat Officer

82.2280

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	**GEODYNAMICS LIMITED**
ACN	**55 095 006 090**

1. Details of substantial holder (1)

Name	**WOODSIDE PETROLEUM LTD. and each of its associates as set out in the Schedule to this Notice (such associates are together known as the "Group Companies")**
ACN/ARSN (if applicable)	**004 898 962**

There was a change in the interests of the substantial holder on	02 / 12 / 03
The previous notice was given to the company on	02 / 10 / 03
The previous notice was dated	02 / 10 / 03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Shares	10,443,392	20.42%	10,443,392	18.28%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
27/11/03	Woodside Petroleum Ltd. and Group Companies	Dilution resulting from allotment of 6,000,000 shares by Geodynamics Limited under s.708	Nil	10,443,392 fully paid ordinary shares	10,443,392

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Woodside Petroleum Ltd. and Group Companies	Metasource Pty. Ltd.	Metasource Pty. Ltd.	Metasource Pty. Ltd. by reason of s.608(1) of the Corporations Act as holder of the securities. Woodside Petroleum Ltd. and Group Companies by reason of either s.608(3)(a) and s.610(1) or s.608(3)(b) and s.608(4) of the Corporations Act.	10,443,392 fully paid ordinary shares	10,443,392

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Woodside Petroleum Ltd. and Group Companies	Section 9 Corporations Act – related bodies corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Woodside Petroleum Ltd.	1 Adelaide Terrace, Perth, Western Australia, 6000
Metasource Pty. Ltd.	1 Adelaide Terrace, Perth, Western Australia, 6000
Other Group Companies	1 Adelaide Terrace, Perth, Western Australia, 6000

Signature

print name ANTHONY NIARDONE capacity Secretary

sign here date 2 December 2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE TO NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER DATED 2 DECEMBER 2003
WOODSIDE GROUP OF COMPANIES

Company Name	ACN
Woodside Petroleum Ltd.	004 898 962
100% OWNED SUBSIDIARIES	
Woodside Energy Ltd.	005 482 986
Woodside Petroleum Development Pty. Ltd.	006 325 631
Mid-Eastern Oil Ltd.	004 538 210
Woodside Offshore Petroleum Pty. Ltd.	008 945 097
Woodside Finance Limited	007 285 314
Woodside Financial Services Ltd.	006 339 037
Woodside LNG Pty. Ltd.	008 868 568
Woodside Petroleum (W.A. Oil) Pty. Ltd.	050 135 192
Woodside Petroleum (Northern Operations) Pty. Ltd.	055 079 822
Mermaid Sound Port & Marine Services Pty. Ltd.	008 945 104
Woodside Petroleum Holdings Pty. Ltd.	058 272 781
Woodside Executive Superannuation Fund Pty. Ltd.	006 895 325
Woodside Group Staff Superannuation Pty. Ltd.	005 237 285
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	066 086 075
Woodside Petroleum (Timor Sea 3) Pty. Ltd.	054 069 653
Woodside Petroleum (Timor Sea 4) Pty. Ltd.	054 069 644
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	076 371 634
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	076 371 670
Woodside Petroleum (PNG) Pty. Ltd.	067 360 105
Glyde Point Pty. Ltd.	077 838 101
Woodside Development Asia Pty. Ltd.	080 175 631
Woodside South East Asia Pty. Ltd.	081 373 757
Woodside Mauritania Pty. Ltd.	083 070 937
Woodside Holdings Pty. Ltd.	086 818 911
Woodside Petroleum (Timor Sea 7) Pty. Ltd.	089 147 464
Woodside Energy (Senegal) Pty. Ltd.	093 023 119
Woodside Eastern Energy Pty. Ltd.	005 694 593
Woodside Technical Services Pty. Ltd.	090 004 729
Woodside Energy Holdings Pty. Ltd.	090 682 803
Woodside Energy (USA) Inc.	N/A
Woodside Energy Holdings (USA) Inc.	N/A
Woodside Petroleum (NEDSP) Pty. Ltd.	092 813 208
Woodside SSW Solutions Pty. Ltd.	093 277 411
Woodside Guangdong Shipping (Two) Pty. Ltd.	094 294 676
Woodside Guangdong Shipping (One) Pty. Ltd.	094 336 124
Metasource Pty. Ltd.	094 813 715
Woodside West Kimberley Energy Pty. Ltd.	095 092 121
Woodside Energy (Algeria) Pty. Ltd.	095 259 993
Woodside Energy (North Africa) Inc.	N/A
Woodside Energy Holdings (UK) Pty. Ltd.	096 905 574
Woodside Energy (UK) Limited	N/A
Woodside Energy (Kenya) Pty. Ltd.	097 225 584
Woodside Mauritania Investments Pty. Ltd.	097 350 644
Woodside Quest Energy Pty. Ltd.	098 480 338
Woodside Energy (N.A.) Ltd.	N/A
Woodside Insurance Inc.	N/A
Woodside Energy Iberia S.A.	N/A
Woodside Energy (Carbon Capture) Pty. Ltd.	105 069 163
Woodside Energy (Sierra Leone) Pty. Ltd.	106 377 548